
07007287

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: January 31, 2007 Estimated average burden hours per response. . .12.00


SEC MAIL
RECEIVED
PROCESSING
NOV 2 0 2007
WASH, D.C.
182
SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-3150

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/06 (MM/DD/YY) AND ENDING 9/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SWENEY CARTWRIGHT & CO.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 South High Street, Suite 300
(No. and Street)

Columbus (City) Ohio (State) 43215-3438 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris Keklak (614) 228-5391
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Chizek and Company LLC
(Name - *if individual, state last, first, middle name*)

10 West Broad Street, Suite 1700, (Address) Columbus, (City) Ohio (State) 43215-3713 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 0 9 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1/7/08

OATH OR AFFIRMATION

I, Stephen Cartwright, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SWENEY CARTWRIGHT & CO., as of September 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

The undersigned having been duly sworn says that all statements contained in the foregoing affidavit are true. Sworn to and subscribed before me this 16th day of November, 2007



Signature

PRESIDENT
Title

Linda C. Chapman
Notary Public LINDA C. CHAPMAN

My Commission expires 12/10/2008

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition (Statement of Cash Flows).
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SWENEY CARTWRIGHT & Co.

FINANCIAL STATEMENTS

September 30, 2007

SWENEY CARTWRIGHT & Co.

FINANCIAL STATEMENTS
September 30, 2007

CONTENTS


Crowe

Crowe Chizek and Company LLC
Member Horwath International

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
Sweney Cartwright & Co.
Columbus, Ohio

We have audited the accompanying statement of financial condition of Sweney Cartwright & Co. (the "Company") as of September 30, 2007, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sweney Cartwright & Co. as of September 30, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of the Company as of September 30, 2007: Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934, Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934, and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all materials respects in relation to the basic financial statements taken as a whole.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Columbus, Ohio
November 16, 2007

SWENEY CARTWRIGHT & Co.
STATEMENT OF FINANCIAL CONDITION
September 30, 2007

Assets	
Cash and cash equivalents	$ 252,402
Cash segregated in special reserve account	25,000
Deposits with clearing organizations	225,979
Receivable from customers	629,824
Notes receivable	1,303
Accrued interest and dividend receivable	48,936
Trading securities owned, at market value:	
State and municipal obligations	2,353,653
Corporate equity securities	2,093,385
Corporate fixed income securities	630,518
Furniture and equipment	26,789
Deferred income taxes, net	147,583
Other assets	12,310
Total assets	$ 6,447,682
Liabilities and Stockholders' Equity	
Liabilities	
Short-term borrowings	$ 1,085,000
Trading securities sold, not yet purchased, at market value	119,421
Payable to customers	8,369
Payable to clearing organizations	179,591
Accrued liabilities	117,272
Other liabilities	3,890
Total liabilities	1,513,543
Stockholders' equity	
Common stock:	
Authorized: 100,000 shares	
Issued and outstanding: 33,896 shares	
Par value: $.50 per share	16,948
Retained earnings	4,917,191
Total stockholders' equity	4,934,139
Total liabilities and stockholders' equity	$ 6,447,682

See accompanying notes to financial statements

SWENEY CARTWRIGHT & Co.
STATEMENT OF OPERATIONS
For the year ended September 30, 2007

Revenues	
Net trading gains	$ 1,952,963
Commissions	355,878
Interest and dividends	269,303
Underwriting profit	219,598
Other	8,959
	2,806,701
Operating expenses	
Compensation and commissions	1,827,967
Custody and clearing charges	109,913
Service charges	170,215
Rent and office operations	107,564
Communications	51,187
Interest	13,485
Computer and information services	75,945
Floor Brokerage	34,937
Local and state taxes	41,309
Other	126,632
	2,559,154
Net income before income taxes	247,547
Income tax expense	35,513
Net income	$ 212,034

See accompanying notes to financial statements

SWENEY CARTWRIGHT & Co.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the year ended September 30, 2007

	Common Stock		Retained	Total Stockholders'
	Shares	Amount	Earnings	Equity
Balances, October 1, 2006	35,511	$ 17,756	$ 4,935,420	$ 4,953,176
Net income			212,034	212,034
Stock repurchased and retired	1,615	(808)	(230,263)	(231,071)
Balances, September 30, 2007	33,896	$ 16,948	$ 4,917,191	$ 4,934,139

See accompanying notes to financial statements

SWENEY CARTWRIGHT & Co.
STATEMENT OF CASH FLOWS
For the year ended September 30, 2007

Cash flows from operating activities	
Net income	$ 212,034
Depreciation	9,788
Changes in assets and liabilities:	
Deposits with clearing organizations	(75,031)
Receivable from customers	(609,578)
Accrued interest and dividends receivable	(4,854)
Securities owned	(1,453,955)
Notes receivable	5,778
Other assets	33,953
Payable to customers	(5,250)
Payable to clearing organization	166,052
Accrued liabilities	(60,697)
Other liabilities	3,890
Trading securities sold, not yet purchased	76,888
Net cash provided by operating activities	(1,700,982)
Cash flows from financing activities	
Increase in short-term borrowings	1,085,000
Repurchase of stock	(231,071)
Net cash used in financing activities	853,929
Net decrease in cash and cash equivalents	(847,053)
Cash and cash equivalents at beginning of year	1,099,455
Cash and cash equivalents at end of year	$ 252,402
Supplemental Disclosure of Cash Flow Information	
Cash paid during the year for:	
Interest	$ 13,485
Income taxes	$ --

See accompanying notes to financial statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description and Business
Sweney Cartwright & Co. (the "Company") is an SEC-registered broker-dealer in securities and member of the Financial Industry Regulatory Authority ("FINRA"), specializing in sales of investment grade stocks and bonds for customers. The Company also conducts principal trading primarily in municipal bonds, other fixed income securities and community bank stocks. The following is a summary of significant accounting policies followed in the preparation of the financial statements.

Securities Transactions
The Company's proprietary securities transactions in regular-way trades are recorded on trade date. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions (where the Company serves as an agent) are reported on a settlement date basis with the related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Trading securities owned and trading securities sold, but not yet purchased are stated at market value. Securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and market (or fair value) is included in income. The Company determines market value by using public market quotations, quoted prices from dealers or recent market transactions, depending upon the underlying security.

Underwriting Profits
Underwriting profits include fees net of expenses, arising from securities offerings in which the Company acts as an underwriter, and are recognized when the transaction is complete (generally trade date). Concession fees are also included in underwriting profits and recorded on trade date.

Furniture and Equipment
Furniture and equipment are stated at cost less accumulated depreciation. Depreciation of office furniture and equipment is provided for on the straight line method over estimated useful lives of five to ten years. Depreciation expense in fiscal year 2007 was $9,788.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. At September 30, 2007 the company had $195,443 held on deposit at Huntington National Bank and $56,959 held on deposit at National City Bank. Up to $100,000 is insured at each institution by the FDIC.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes
The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes.* Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of the assets and liabilities using enacted tax rates. Deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been included in the financial statements or tax returns.

The temporary differences, which comprise deferred income tax assets and liabilities, are related to the recognition of certain income and expense items, including depreciation and valuation of securities.

Loss Contingencies
Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are such matters that will have a material effect on the financial statements.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principals in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Standards
In June 2006, the FASB issued Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 106", which clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with SFAS 109, Accounting for Income Taxes. FIN 48 prescribes a recognition and measurement threshold for a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 will be effective October 1, 2007. The impact of adopting FIN 48 will not be material to the consolidated financial statements.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In February 2007, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS) No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities". SFAS No. 159 gives entities the option to measure eligible financial assets and financial liabilities at fair value on an instrument by instrument basis, that are otherwise not permitted to be accounted for at fair value under other accounting standards. The fair value option permits companies to choose to measure eligible items at fair value at specified election dales. Subsequent changes in fair value must be reported in earnings. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Early adoption is permitted; however, the Company does not plan to early adopt. Management does not expect that the adoption of this standard on October 1, 2008, will have a material impact on the Company's financial statements.

In September 2006, FASB issued SFAS No. 157, *Fair Value Measurements.* SFAS No, 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Management does not expect that the adoption of this standard on October 1, 2008, will have a material impact on the Company's financial statements.

NOTE 2 - CASH SEGREGATED UNDER FEDERAL REGULATIONS

Cash of $25,000 has been segregated in a special reserve bank account for the benefit of customers as required under Rule 15c3-3 of the Securities and Exchange Act of 1934.

NOTE 3 - RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

Accounts receivable from and payable to customers represent amounts due on cash and when-issued transactions. The Company does not extend margin transactions to their customers, thus, no reserve is deemed necessary for uncollectible accounts. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the financial statements.

NOTE 4 - SHORT-TERM BORROWINGS

During the year ended September 30, 2007, the Company maintained unsecured demand lines of credit that total $5,000,000. The interest rate, based on LIBOR plus 2%, was 7.15% at September 30, 2007. At September 30, 2007, the Company had a balance of $1,085,000 drawn on the lines of credit.

(Continued)

NOTE 5 - INCOME TAXES

During the year ended September 30, 2007, the Company had tax exempt interest income of approximately $108,000. Current tax provision totaled $96 and deferred tax expense totaled $35,417 for the year ended September 30, 2007. The effective tax rate differs from the statutory rate of 34% principally due to tax-exempt interest income.

Deferred tax assets totaled $154,720 and deferred tax liabilities totaled $7,137 at September 30, 2007.

NOTE 6 - STOCK REPURCHASE AND PURCHASE AGREEMENTS

The Company has a stock repurchase agreement with its stockholders which requires the Company to repurchase its common stock contingent upon notice from an individual stockholder. The stock would be purchased by the Company at book value. During fiscal year 2007, the Company repurchased 1,615 shares of common stock. The total purchase price was $231,071.

On September 12, 2005, one of the Company's stockholders entered an agreement with one of the Company's officers allowing the officer the option to purchase 1,000 shares of the Company's stock from the other offering stockholder at a weighted average price of $139 between January 1, 2012 and 2016.

NOTE 4 - PREMISES AND EQUIPMENT

Year-end premises and equipment were as follows:

		2007
Furniture and equipment	$	631,697
Accumulated depreciation		(604,908)
	$	26,789

Depreciation expense was $9,788 for the year ended September 30, 2007.

(Continued)

NOTE 4 - PREMISES AND EQUIPMENT (continued)

The Company leases its office under a lease expiring December 31, 2013. The lease can be terminated by the Company after December 31, 2010; however, the Company intends to exercise the renewal option. Future minimum lease payments under this operating lease are as follows:

Fiscal Year, September 30,	
2008	$ 75,248
2009	75,248
2010	77,595
2011	19,988
	$ 248,079

The office lease agreement provides for increased payments during the term of the lease if operating expenses and taxes exceed certain base amounts. Total office lease expenses were $73,809 for the year ended September 30, 2007.

NOTE 8 - OFF-BALANCE SHEET RISK

In the normal course of business, the Company executes and settles customer securities transactions on a basis of delivery versus payment. The risk with these transactions is that customers may fail to satisfy their obligations requiring the Company to purchase or sell various financial instruments at prevailing market prices to fulfill customer obligations.

At September 30, 2007 the Company did not have any outstanding "when issued commitments" to purchase municipal bonds from customers, dealers or commitments from other investors to purchase these bonds upon issuance at year end.

NOTE 9 - EMPLOYEE BENEFITS

The Company has a 401(k) Employee Retirement Plan for all eligible employees. The Company's Board of Directors, subject to Department of Labor and Internal Revenue Code limitations, determines the amount of the annual matching employer contribution. The Company's contribution to the Plan for fiscal year 2007 was $17,350.

(Continued)

NOTE 10 - NET CAPITAL REQUIREMENTS

The Company is subject to regulatory capital requirements set forth by the Securities and Exchange Commission Uniform Net Capital Rule, which requires that "aggregate indebtedness" shall not exceed fifteen times "net capital" as defined by the Rule and "net capital" shall at least be $250,000. At September 30, 2007, the Company had net capital of $3,576,636 which was $3,326,636 in excess of its required minimum net capital of $250,000. The Company's percentage of aggregate indebtedness to net capital was 41 %.

SWENEY CARTWRIGHT & Co.
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGES ACT OF 1934
As of September 30, 2007

NET CAPITAL	
TOTAL STOCKHOLDER'S EQUITY QUALIFIED FOR NET CAPITAL	$ 4,934,139
DEDUCTIONS AND/OR CHARGES:	
Nonallowable assets:	
Partly secured and unsecured customer accounts	27,210
Exchange membership	3,500
Deposit with clearing organization	10,962
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization	26,789
Other assets	210,261
Total deductions and/or charges	278,722
Net capital before haircuts on security positions	4,655,417
HAIRCUTS ON SECURITIES:	
Trading and investment securities:	
State and municipal obligations	475,232
Corporate obligations	136,422
Stocks and warrants	467,127
Total haircuts	1,078,781
NET CAPITAL	$ 3,576,636
AGGREGATE INDEBTEDNESS	
Bank loans payable	$ 1,085,000
Payable to brokers or dealers and clearing organizations	179,591
Payable to customers	26,073
Accounts payable, accrued expense and other liabilities	166,590
Deduct adjustment based upon deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))	–
TOTAL AGGREGATE INDEBTEDNESS	$ 1,457,254
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
MINIMUM NET CAPITAL REQUIRED (6-2/3% of aggregate indebtedness or $250,000 minimum)	$ 250,000
EXCESS NET CAPITAL	$ 3,326,636
EXCESS NET CAPITAL AT 1000% (net capital in excess of 10% of aggregate indebtedness)	$ 3,551,636
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	41%

Note: The above computation does not differ materially from the computation of net capital pursuant to Rule 15c3-1 included in Part II of the FOCUS Report filed by the Company as of September 30, 2007.

SWENEY CARTWRIGHT & Co.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
As of September 30, 2007

State the market valuation and the number of items of:

1. Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date, but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3).	$ None
A. Number of items	None
2. Customers' fully paid and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ None
A. Number of items	None

SWENEY CARTWRIGHT & Co.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
As of September 30, 2007

CREDIT BALANCES	
Free credit balances and other credit balances in customers' security accounts	$ 8,369
Credit balances in firm accounts, which are attributable to principal sales to customers	126,690
TOTAL CREDIT ITEMS	$ 135,059
DEBIT BALANCES	
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3	$ 622,262
TOTAL DEBIT ITEMS	$ 622,262
RESERVE COMPUTATION	
Excess of total debits over total credits	$ 487,203
Amount held on deposit at September 30, 2007	$ 25,000

Note: The above computation does not differ materially from the computation for determination of reserve requirements for brokers and dealers pursuant to Rule 15c3-3 included in Part II of the FOCUS Report filed by the Company as of September 30, 2007.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-15 OF THE SECURITIES AND EXCHANGE ACT OF 1934



Crowe Chizek and Company LLC
Member Horwath International

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Sweney Cartwright & Co.
Columbus, Ohio

In planning and performing our audit of the financial statements of Sweney Cartwright & Co. (the "Company") as of and for the year ended September 30, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

(1) Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
(2) Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
(4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

(Continued)

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principals such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity internal control. A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to and should not be used by anyone other than these specified parties.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Columbus, Ohio
November 16, 2007

END